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                                                                       Exhibit 3
                    [Federal Reserve Bank of San Francisco]

                                October 22, 1992

Robert E. Mannion, Esq.
Arnold & Porter
1200 New Hampshire Avenue, N.W.
Washington, D.C.  20036

Dear Mr. Mannion:

     This letter is in response to your letter dated October 19, 1992, on behalf of Leshner Financial Services, Inc. ("LFS"), and Robert Leshner. Your letter describes a proposed private offering of stock of Professional Bancorp, Inc., Santa Monica, California ("Bancorp"), and seeks confirmation that the offering would not result in LFS or Mr. Leshner acquiring control of Bancorp under the Change in Bank Control Act or in LFS becoming a bank holding company under the Bank Holding Company Act. The following discussion is based on analysis of your letter by Reserve Bank counsel.

     We understand that LFS is a broker-dealer and investment advisor hired to advise on the private placement of between 500,000 and 700,000 shares of Bancorp's common stock. Bancorp is a publicly held company with 934,684 shares of common stock currently outstanding. Following the private placement, Bancorp will have a minimum of 1,434,684 shares of its common stock outstanding. In addition, Bancorp currently has outstanding immediately exercisable options for 133,732 shares of common stock. LFS and Mr. Leshner do not hold any of the options in question. Your letter states that each investor purchasing shares of Bancorp in the private placement will be asked to represent that such investor is not acting in concert with any other investor in Bancorp.

     As a result of the private placement, Mr. Leshner will receive warrants exercisable in two years for 100,000 shares of Bancorp. LFS currently serves as investment adviser over certain discretionary accounts holding 4.81 percent of Bancorp's common stock. While LFS does not hold voting discretion over these accounts, LFS currently does hold buy-sell discretion over these accounts and, accordingly, is deemed to control the shares of Bancorp in question. LFS also acts as broker with no voting or investment discretion for individual customers holding an additional 6.24 percent of the common stock of Bancorp. Finally, Mr. Andrew Haas, the Managing Director of the Los Angeles office of Bear-Stearns & Co., another broker-dealer, will receive warrants for 25,000 shares of Bancorp.

     Shares and warrants held or controlled by Robert Leshner, LFS, and any officer, director, employee or affiliate of LFS (together "Leshner") should be aggregated to LFS. Your letter states that Andrew Haas is not affiliated with Leshner. Accordingly, there appears to be no reason to aggregate shares held by Haas and Leshner. Your letter also states that the warrants are not exercisable for two years. Accordingly, the warrants held by Leshner should not count for control purposes at this time since they are not immediately exercisable. Additionally, your letter states that the agreements with customers for whom Leshner holds discretionary accounts will be amended to provide that Leshner will hold neither voting rights
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Robert Mannion, Esq.
October 22, 1992
Page 2

nor buy-sell rights over any shares of Bancorp held by the discretionary accounts. Provided that the accounts are amended as represented, Leshner will not be deemed to control the shares of Bancorp held by the discretionary accounts. Leshner is not deemed to control shares of Bancorp held by customers of Leshner over which Leshner does not exercise either voting rights or investment discretion. Accordingly, it appears that Leshner will not control any shares of Bancorp following the private placement.

     Leshner appears to desire an opinion that it will not control Bancorp when the warrants become immediately exercisable in two years. It appears that Leshner will not hold more than 10 percent of the outstanding voting shares of Bancorp even if it acquires all 100,000 shares. However, since the facts in question may change in two years, Leshner seeks to have any control presumptions rebutted by providing a modified version of the "Crownx" control commitments, and by having the warrants or any shares acquired by Leshner pursuant to the warrants become subject to a right of first refusal by Bancorp prior to any sale of any such warrants or shares by Leshner. The key modification of the "Crownx" control commitments is a commitment that Leshner, its officers, employees and affiliates will not acquire 10 percent or more of the voting shares of Bancorp, counting only immediately exercisable options or warrants held by Leshner in the total number of shares of Bancorp outstanding for control purposes. Based on the commitments, it appears that Leshner will not control Bancorp under either the Bank Holding Company Act or the Change in Bank Control Act following expiration of the two year waiting period before the warrants become exercisable.

     The opinions expressed in this letter are based on the facts as represented in your letter of October 19, 1992, current Federal laws regarding acquisition of control of a bank or bank holding company, and current Federal reserve interpretations of those laws. Should the facts change or Federal law be amended changing control standards, the Reserve Bank reserves the right to withdraw these opinions.

     Should you have any questions regarding this matter, please feel free to call Kenneth M. Kinoshita, Associate General Counsel of the Reserve Bank (415/974-2254), or me (415/974-3007).

                                Very truly yours,

                                      /s/

                                Kenneth R. Binning, Director
                                Bank Holding Company and
                                International Regulation

cc:  Kenneth M. Kinoshita